787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 21, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb
J. Nolan McWilliams

Re:	Remy International, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-173081

Dear Sirs:

On behalf of Remy International, Inc. (the “Company”), we are concurrently herewith filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011, as amended by Amendment No. 1 thereto filed with the Commission on May 6, 2011 (“Amendment No. 1”), Amendment No. 2 thereto filed with the Commission on May 25, 2011 (“Amendment No. 2”), Amendment No. 3 thereto filed with the Commission on March 9, 2012 (“Amendment No. 3”) and Amendment No. 4 thereto filed with the Commission on April 3, 2012 (“Amendment No. 4”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4 to the Registration Statement. As reflected in Amendment No. 5, the Company is converting the offering to a subscription offering for (i) eligible employees of the Company and its subsidiaries and certain of their respective immediate family members and (ii) eligible employees of Fidelity National Financial, Inc. (the Company’s controlling shareholder) and certain of their respective immediate family members.

The Registration Statement has been revised to reflect the Company’s responses to the comments received by email on April 10, 2012 from the staff of the Commission’s Division of Corporation

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

September 21, 2012

Finance (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and Company’s responses thereto.

Our Strategy. page 6

1.	We note your response to prior comment 1. Please revise the first paragraph on page 7 to clarify that net sales in the hybrid electric motor market accounted for 2% of your sales in 2011.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 7 of Amendment No. 5.

Other

2.	Please file an updated consent letter from your auditor.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an updated auditor consent letter accordingly. We refer the Staff to Exhibit 23.1 of Amendment No. 5.

***

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 728-8088, by fax at (212) 728-9088 or by email at rrachofsky@willkie.com if we can be of any further assistance.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

cc: Fred Knechtel, Remy International, Inc.